March 22, 2019

James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

       Re: Armour Residential REIT, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 14, 2019
           File No. 001-34766

Dear Mr. Mountain:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities